UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 24, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Natural Grocers by Vitamin Cottage, Inc.

File No. 333-182186 - CF# 28586

————————————————

Natural Grocers by Vitamin Cottage, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on June 18, 2012, as amended.

Based on representations by Natural Grocers by Vitamin Cottage, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.28	through May 31, 2016
Exhibit 10.29	through May 31, 2016
Exhibit 10.30	through May 31, 2016
Exhibit 10.31	through May 31, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Mara L. Ransom
Assistant Director